June 4, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Raquel Howard

Re:	Skin Nutrition International, Inc. Item 4.01 Form 8-K Filed May 27, 2008 File No. 000-52526

Dear Ms. Howard:

This letter sets forth the responses of Skin Nutrition International, Inc., a Colorado corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2008 ("Comments Letter") concerning the Company’s current report on Form 8-K (File No.0-52526) filed with the Commission on May 27, 2008 (the “Filing”).

Item 4.01

1.
We note the second paragraph of your disclosure regarding the former accountant’s report on your financial statements. Please revise your Form 8-K to also address whether the former accountant’s reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Your current disclosure only covers one audit report. Refer to Item 304(a)(1)(ii) of Regulation S-K.

We have amended Item 4.01 of Form 8-K to disclose, for each of the last two fiscal years, whether the former accountant’s reports on the Company’s financial statements contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern.

2.
We note the third and fourth paragraphs of your disclosure. Please review your Form 8-K to state whether there were any disagreements with the former accountants or reportable events during the subsequent interim period preceding the termination date in addition to such disclosure for during the two year period ended December 31, 2007. Refer to Item 304(a)(1)(iv) of Regulation S-K.

We have amended Item 4.01 of Form 8-K to disclose that there were no disagreements with the former accountants or reportable events during the subsequent interim period preceding the termination date and during the two year period ended December 31, 2007.

3.
To the extent that you make changes to the Form 8-K to comply with out comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your amended Form 8-K, or to the extent to which the accountant does not agree.

We have attached an updated Exhibit 16 to the Company’s amended Item 4.01 of Form 8-K.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Purvis

Richard Purvis, CEO